Filed by: Teva Pharmaceutical Industries Limited

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies: Ivax Corporation

Commission File No. 001-09623

The following slides were part of a presentation to investors on July 26, 2005.

Pharmaceutical Industries Ltd.

July 2005

TODAY’S PRESENTATION CONTAINS FORWARD LOOKING STATEMENTS WHICH EXPRESS THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE TEVA’S FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER SIGNIFICANTLY FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE TEVA’S ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ADDITIONAL PHARMACEUTICAL PRODUCTS, THE INTRODUCTION OF COMPETITIVE GENERIC PRODUCTS, THE IMPACT OF COMPETITION FROM BRAND-NAME COMPANIES THAT SELL THEIR OWN GENERIC PRODUCTS OR SUCCESSFULLY EXTEND THE EXLUSIVITY PERIOD OF THEIR BRANDED PRODUCT, TEVA’S ABILITY TO RAPIDLY INTEGRATE THE OPERATIONS OF ACQUIRED BUSINESSES, THE AVAILABILITY OF PRODUCT LIABILITY COVERAGE IN THE CURRENT INSURANCE MARKET, THE IMPACT OF PHARMACEUTICAL INDUSTRY REGULATION AND PENDING LEGISLATION THAT COULD AFFECT THE PHARMACEUTICAL INDUSTRY, THE DIFFICULTY OF PREDICTING U.S. FOOD AND DRUGS ADMINISTRATION (“FDA”) AND OTHER REGULATORY AUTHORITY APPROVALS, THE REGULATORY ENVIRONMENT AND CHANGES IN THE HEALTH POLICIES AND STRUCTURE OF VARIOUS COUNTRIES, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS AND NEW THERAPIES, UNCERTAINTIES REGARDING MARKET ACCEPTANCE OF INNOVATIVE PRODUCTS NEWLY LAUNCHED, CURRENTLY BEING SOLD OR IN DEVELOPMENT, THE IMPACT OF RESTRUCTURING OF CLIENTS, RELIANCE ON STRATEGIC ALLIANCES, EXPOSURE TO PRODUCT LIABILITY CLAIMS, DEPENDENCE ON PATENT AND OTHER PROTECTIONS FOR INNOVATIVE PRODUCTS, FLUCTUATIONS IN CURRENCY, EXCHANGE AND INTEREST RATES, OPERATING RESULTS, OTHER FACTORS THAT ARE DISCUSSED IN TEVA’S ANNUAL REPORT ON FORM 20-F AND ITS OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE, AND THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Teva Acquisition of Ivax

Transaction Overview Strategic Rationale Financial Benefits

Complementary Businesses, Geographies and Technologies A Leading Generic Company Summary

3

Transaction Overview

Teva to acquire Ivax for approximately $7.4 billion Teva to assume Ivax’s existing debt (approximately $1B)

Financed with a combination of equity, debt and cash

Combination brings together complementary products, pipelines and geographies enhancing growth opportunities Direct presence in more than 50 countries and sales in many more Approximately 25,000 employees

Creates cost and sales synergies in generics and innovative businesses and increased vertical integration

Annual run-rate of sales at closing expected to exceed $7 billion

4

Strategic Rationale

Enhances leadership position in the US, expands strong presence in Europe and significantly boosts reach in Latin America

Brings together exciting prospects for growth, with new proprietary drug offerings in key therapeutic areas including Respiratory (Ivax), Central Nervous System (Teva and Ivax) and Oncology (Teva and Ivax)

Enhances vertical integration between API (active pharmaceutical ingredients) and Pharma

Ability to respond, on a global scale, to the widest range of requirements of patients, customers, and healthcare providers, both therapeutically and economically

5

Financial Benefits

Transaction expected to become accretive to earnings within first year after closing

Ample opportunities for synergies of up to $150 million by the end of the second year after closing

Synergies will come from efficiencies in manufacturing, SG&A and R&D Consolidation of operations COGS reduction due to vertical integration Economies of scale in sourcing

Sales synergies Complementary distribution

6

Complementary Businesses

($ in millions)

2004 Revenue Contribution Analysis

Teva	– $4,799 million Ivax – $1,837 million Pro Forma – $6,636 million

2004 Revenue by Product Type

($ in millions)

API & Other $523

11%

Innovative $527

11%

78%

Generic $3,749

Generic $1,217

66%

34%

Branded $620

API & Other $523

Innovative $527

Branded $620

8%

8%

9%

75%

Generic $4,966

(1)	Figures are based on publicly available information
7

Complementary Geographies

Strengthens leadership in US generics Portfolio Pipeline Technologies

Enhances current leadership position in the UK

Obtains leadership position in France, Russia and Czech Republic and gains strong base in Poland

Builds leading presence in Latin America including Venezuela, Chile and Peru and complements Teva’s position in Mexico and Argentina

8

Complementary Geographies

($ in millions)

Teva	– $4,799 million Ivax – $1,880 million(1) Pro Forma – $6,679 million(1)

2004 Revenue by Geography

ROW $495

10%

Europe	$1,245 26%

64%

North America $3,059

Europe $704

37%

46%

Latin America $316

17%

North America $860

Europe $1,949

29%

ROW $811

12%

59%

North America $3,919

(1)	Excludes $42.1 million in Ivax corporate overhead and other expenses
(2)	Figures are based on external reporting published by each company respectively

Complementary Technologies

Combined technology coverage includes

Tablets Capsules

Controlled release Ointments Creams Liquids Suspensions Soft gels Injectibles Metered dose inhalers Nasal sprays Breath actuated inhalers Breath operated inhalers

Global Generic Research & Development

Value in combined pipeline Increased filings at FDA Complementary therapeutic areas Increased likelihood of first to file (FTF)

Shared broad line philosophy Strong scientific capabilities and technology across markets and geographies

Opportunities to leverage development across markets Exploit centers of excellence

Expanded Therapeutic Proprietary Portfolio

Maintain targeted presence in key branded areas

Teva

MS

Copaxone-market	leader
Oral	MS candidates include Copaxone and Laquinimod

Other Neurology

Agilect/Azilect	for Parkinson’s
Pipeline	targeting Alzheimer’s

Other

Autoimmune
Lupus
Oncology

Ivax

Respiratory

Unique	breath-operated inhaler technology
Environmentally	friendly inhalers

Oncology

Extensive	pipeline
Nine	products in various stages of clinical development
Other	products in pre-clinical development

Neurology

MS
Epilepsy

A Leading Generic Company

Top 8 generic drug manufacturers (based on 2004 sales)

($ in millions)

Sales $M $7,000 $6,000 $5,000 $4,000 $3,000 $2,000 $1,000 $0 $6,109 $5,100 $1,916 $1,427 $1,276 $1,270 $1,253 $1,178

Teva+Ivax

Sandoz+Hexal+Eon

Merck

KGaA Ratiopharm

Company	Watson

Alpha rma

Mylan

Ranbaxy

Source: financial reports; Ratiopharm sales—company website

Financial Terms of the Transaction

Purchase consideration $26 per Ivax share, via cash election merger, comprised of $26 in cash or 0.8471 Teva shares (total consideration: $7.4B for stock and approximately $1B for Ivax’s debt) Form of consideration subject to proration, based on Ivax shareholders’ election, to maintain an aggregate consideration of 50% cash/50% stock Assuming full proration, each Ivax shareholder will receive 0.4235 Teva shares and $13 in cash for each Ivax share Election as to form of consideration to be made by the date of Ivax shareholders meeting Outstanding Ivax options rolled over into Teva options with the same terms

Consideration per share $26.00 per Ivax share based on Teva’s five-day average closing share price of $30.69 Implies 13.6% premium to Ivax’s closing price as of 7/22/05

Summary

Combination strengthens global leadership in generics, adds new product lines and growth markets

Transaction brings together businesses with complementary geographies, products and pipelines

Creates cost and sales synergies in generics and innovative businesses and increased vertical integration

Compelling financial rationale EPS accretive within twelve months Substantial synergy opportunities Build on strengths of each company as integration begins

Pharmaceutical Industries Ltd.

July 2005